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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:	DECEMBER 2003

COMMISSION FILE NUMBER:	(SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
              Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                 No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

Form 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer Information

  State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Sungold Entertainment Corp.
500 Park Place, 666 Burrard Street
Vancouver, BC V6C 3P6
Tel: (604) 669-9580
Fax: (604) 669-9577

  State whether the Issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting:

The issuer is reporting in British Columbia

Details of Distribution

  State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 26, 2003

  For each security distributed:

(a) describe the type of security:
(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date:

Type:	Common Shares @ $0.06 USD / share and Warrants @ $0.06 USD / warrant
Number:	1,000,000 shares @ $0.06 USD
1,000,000 warrants @ $0.06 USD. Expiry date: October 31, 2006
(Issued in settlement of debt; no cash was raised through this issuance)
  Provide details of the distribution by completing the attached schedule.
  Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each Jurisdiction	Price per Security	Total Dollar Value Raised from
where Purchasers Reside	(CDN$)	Purchasers in the Jurisdiction
(CDN$)

BRITISH COLUMBIA, CANADA	$0.078	$78,090 *

Total dollar value of distribution in all
jurisdictions (Canadian $)		$78,090 *
* Shares for debt

Commissions and Finder's Fees

  Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Not Applicable. No commissions or finder's fees paid.

Full Name and	Compensation Paid	Exemption Relied	Price
Address of Person	(if applicable, number	On and Date of	Per Share
being Compensated	and type of securities)	Distribution	(CDN$)
	(CDN$)	(if applicable)

Certificate

On behalf of the Issuer (or Vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, BC this 5th day of December 2003.

SUNGOLD ENTERTAINMENT CORP.
Name of Issuer or Vendor (please print)

Anne Kennedy, Director & Corporate Secretary
Print name and position of person signing

/s/ANNE KENNEDY
Signature

SCHEDULE

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full Name and	Number and Type of	Total	Exemption
Residential Address	Securities Purchased	Purchase Price	Relied On
of Purchaser		(CDN$)
Kim N. Hart	1,000,000 Units		Sections 45(2)(10)
#2604, 699 Cardero Street	consisting of 1,000,000	$0.078	and
Vancouver, BC V6G 3H7	Common shares		74(2)(9) of the Act
and 1,000,000 warrants

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instructions:

  File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

  If distributions have not occurred within 10 days of each other, separate reports must be filed.

  In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date: December 30, 2003

By*:
/s/ ANNE KENNEDY
Anne Kennedy
Director, Corporate Secretary

*Print name and title under the signature of the signing officer